FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director Shareholding dated 15 January, 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Celltech Group plc

2. Name of director

Dr Melanie Lee

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dr Melanie Lee

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options held under Deferred Bonus Plan

7. Number of shares / amount of stock acquired

5,835

8. Percentage of issued class

0.002%

9. Number of shares/amount of stock disposed

788 Ordinary 50p Shares sold to meet Employers' NIC

10. Percentage of issued class

0.0002%

11. Class of security

Ordinary 50p Shares

12. Price per share

354.2p

13. Date of transaction

15th January 2003

14. Date company informed

15th January 2003

15. Total holding following this notification

34,255 shares beneficially owned

16. Total percentage holding of issued class following this notification

0.012%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/a

18. Period during which or date on which exercisable

N/a

19. Total amount paid (if any) for grant of the option

N/a

20. Description of shares or debentures involved: class, number

N/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22. Total number of shares or debentures over which options held following this notification

12,986 shares held in trust re Deferred Bonus Plan plus 1,754 NI indemnity options. 3,803 Sharesave options 241,713 executive options plus 11,905 NI indemnity options

23. Any additional information

Notification relates to the exercise of 5,835 options and 788 NI options held under the Celltech Deferred Bonus Plan. The 788 shares were sold in order to meet the employer's NIC. Dr Lee retained 5,835 shares.

24. Name of contact and telephone number for queries

Anita Dowling (01753) 777106

25. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of Notification

15th January 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                    By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 15 January, 2003